UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Nanshan Medical Device Park

1019 Nanhai Avenue, Shekou, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Xiaochun WANG
Name:	Xiaochun WANG
Title:	Chairman and Chief Executive Officer

Date: December 17, 2008

Exhibit 99.1

Tongjitang Chinese Medicines Company Appoints Charles Wang

as Chief Financial Officer

SHENZHEN, China, December 16, 2008 (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (NYSE: TCM), (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced the appointment of Charles Wang as Chief Financial Officer of the Company, effective December 15, 2008.

Mr. Wang joins Tongjitang with over 20 years of experience in the field of finance. Since 1999, he served as Chief Financial Officer at Asia Renal Care, Ltd., a leading healthcare service provider in the Asia-Pacific region. Prior to 1999, Mr. Wang was Finance Director at Hanson Pacific Ltd., the Asia Pacific Headquarters of Hanson PLC, where he structured and executed acquisitions and joint ventures totaling over $100 million in transaction value during his tenure. Early in his financial career, Mr. Wang was Corporate Finance Manager at PricewaterhouseCoopers (Hong Kong), and Assistant Audit Manager at Kingston Smith Chartered Accountants. Mr. Wang received his B.A. with honors in Economics and Accounting from the University of Leeds, England, and has been a member of the Institute of Chartered Accountants of England and Wales since 1991.

Commenting on the appointment, Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, said, “Mr. Wang is a seasoned and dynamic finance executive and we are delighted to have him join our Company. His extensive experience in both finance and the healthcare industry, coupled with his proven leadership skills, will play a key role as we continue to make viable acquisitions and grow our business.”

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Tongjitang Planting, Guizhou Long-Life Pharmaceutical Company Limited and Qinghai Pulante, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 18 other modernized traditional Chinese medicine products and 38 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statement

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward -looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategy; the Company’s future business development, results of operations and financial condition; the Company’s heavy dependence on the success of Xianling Gubao; the Company’s ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of the Company’s principal products’ being subject to price control by the government authorities in China; the Company’s products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; the Company’s ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of its principal products to a national final production standard; the Company’s ability to continue having the exclusive production rights for its products; the Company’s ability to further improve its barrenwort extraction efficiency; the Company’s ability to obtain manufacturing or marketing approval for its future products; the Company’s dependence on a limited number of distributors for a significant portion of its net revenues; the Company’s ability to protect its intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in the Company’s registration statement on Form F-1, its annual report on Form 20-F and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT

Ashley Ammon or Christine Duan

Integrated Corporate Relations, Inc.

203-682-8200 (Investor Relations)

5